UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Glu Mobile, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
379890106
(CUSIP Number)
SRB Management, L.P.
Attn: Steven R. Becker
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6156

with a copy to:
Taylor H. Wilson
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5615
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	379890106

1.	NAMES OF REPORTING PERSONS SRB Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,638,198

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		2,638,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,638,198

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN

CUSIP No.	379890106

1.	NAMES OF REPORTING PERSONS SRB Greenway Opportunity Fund, (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7.	SOLE VOTING POWER

NUMBER OF		2,347,997

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,347,997

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,347,997

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	379890106

1.	NAMES OF REPORTING PERSONS SRB Greenway Opportunity Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7.	SOLE VOTING POWER

NUMBER OF		290,201

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		290,201

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	290,201

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	379890106

1.	NAMES OF REPORTING PERSONS BC Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,638,198

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		2,638,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,638,198

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, OO

CUSIP No.	379890106

1.	NAMES OF REPORTING PERSONS Steven R. Becker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,638,198

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		2,638,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,638,198

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	379890106

1.	NAMES OF REPORTING PERSONS Matthew A. Drapkin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,638,198

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		2,638,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,638,198

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed by and on behalf of each reporting person to amend the Schedule 13D related to the Common Stock of the Issuer filed on February 19, 2010 (as amended, the “Statement”). This Amendment No. 1 is filed to disclose an increase in the percentage of the Common Stock that may be deemed to be beneficially owned by the Reporting Persons and to disclose that Mr. Drapkin has been elected to the board of directors of the Issuer. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and restated in its entirety as follows:
     The source of funds used for the purchases of the shares of Common Stock reported in the Statement by the Greenway Funds was the available working capital of the Greenway Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate funds used by the Greenway Funds to make these purchases was $3,334,644.25, including commissions.
Item 4. Purpose of Transaction.
     Item 4 is amended and restated in its entirety as follows:
     (a)-(j) The Reporting Persons originally purchased Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons may engage the Issuer in discussions, including discussions regarding the composition of the Issuer’s board of directors. On May 6, 2010, Mr. Drapkin was elected to the board of directors of the Issuer, effective immediately.
     Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions, the financial performance of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of shares of Common Stock desirable, the Reporting Persons may purchase or sell shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is amended and restated in its entirety as follows:
     (a) Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Statement.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
     Item 5(b) is amended and restated in its entirety as follows:
     (b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     Greenway Opportunity QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it (the “Greenway Opportunity QP Shares”). Greenway Opportunity QP disclaims beneficial ownership of the Greenway Opportunity, L.P. Shares.
     Greenway Opportunity, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it (the “Greenway Opportunity, L.P. Shares,” and together with the Greenway Opportunity QP Shares, the “Greenway Funds Shares”). Greenway Opportunity, L.P. disclaims beneficial ownership of the Greenway Opportunity QP Shares.
     As general partner of the Greenway Funds, SRB Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Greenway Funds Shares. SRB Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Greenway Funds Shares.
     As general partner of SRB Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by SRB Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by SRB Management.
     As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Neither Mr. Becker nor Mr. Drapkin own any shares of Common Stock directly, and each disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA. Furthermore, Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Drapkin, and Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Becker.
     As of the date hereof, no Reporting Person owns any Common Stock other than those set forth in this Item 5.
     Item 5(c) is amended and restated in its entirety as follows:
     (c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction	Effecting	Shares	Shares	Price		Description
Date	Person(s)	Acquired	Disposed	Per Share		of Transaction
3/16/2010	Greenway Opportunity, L.P.	294		$0.9620	(1)	Open Market
3/16/2010	Greenway Opportunity QP	2,379		$0.9620	(1)	Open Market
3/17/2010	Greenway Opportunity, L.P.	2,651		$0.9868	(2)	Open Market

Transaction	Effecting	Shares	Shares	Price		Description
Date	Person(s)	Acquired	Disposed	Per Share		of Transaction
3/17/2010	Greenway Opportunity QP	21,449		$0.9868	(2)	Open Market
3/18/2010	Greenway Opportunity, L.P.	2,090		$0.9881	(2)	Open Market
3/18/2010	Greenway Opportunity QP	16,910		$0.9881	(2)	Open Market
3/19/2010	Greenway Opportunity, L.P.	858		$1.0000	(3)	Open Market
3/19/2010	Greenway Opportunity QP	6,942		$1.0000	(3)	Open Market
3/22/2010	Greenway Opportunity, L.P.	2,442		$0.9967	(2)	Open Market
3/22/2010	Greenway Opportunity QP	19,758		$0.9967	(2)	Open Market
3/23/2010	Greenway Opportunity, L.P.	3,498		$0.9986	(2)	Open Market
3/23/2010	Greenway Opportunity QP	28,302		$0.9986	(2)	Open Market
3/24/2010	Greenway Opportunity, L.P.	2,046		$0.9973	(2)	Open Market
3/24/2010	Greenway Opportunity QP	16,554		$0.9973	(2)	Open Market
3/25/2010	Greenway Opportunity, L.P.	3,190		$0.9999	(2)	Open Market
3/25/2010	Greenway Opportunity QP	25,810		$0.9999	(2)	Open Market
3/25/2010	Greenway Opportunity, L.P.	3,124		$0.9999	(2)	Open Market
3/25/2010	Greenway Opportunity QP	25,276		$0.9999	(2)	Open Market
3/31/2010	Greenway Opportunity, L.P.	1,870		$0.9500	(2)	Open Market
3/31/2010	Greenway Opportunity QP	15,130		$0.9500	(2)	Open Market
3/31/2010	Greenway Opportunity, L.P.	1,661		$0.9500	(2)	Open Market
3/31/2010	Greenway Opportunity QP	13,439		$0.9500	(2)	Open Market
4/5/2010	Greenway Opportunity, L.P.	121		$0.9969	(2)	Open Market
4/5/2010	Greenway Opportunity QP	979		$0.9969	(2)	Open Market

1.	Excluding commissions of $0.0300 per share.

2.	Excluding commissions of $0.0100 per share.

3.	Excluding commissions of $0.0200 per share.
     See Item 6 below regarding the stock option granted to Mr. Drapkin.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is amended and restated in its entirety as follows:
     Pursuant to a stock option granted May 6, 2010 by the Issuer to Mr. Drapkin, Mr. Drapkin has the right to acquire 60,000 shares of Common Stock of the Issuer at an exercise price of $1.23 per share. The stock option is immediately exerciseable and vests over three years with 16-2/3% of the underlying shares vesting on November 6, 2010, and the remaining underlying shares vesting in equal monthly installments over the following 30 months. The stock option expires May 6, 2016.
     Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1
Joint Filing Agreement (incorporated herein by reference from Exhibit 1 to the Schedule 13D related to the Common Stock of the Issuer filed February 19, 2010 by the Reporting Persons with the Commission)

99.1	Stock Option Award Agreement
99.2	Notice of Grant of Stock Options and Option Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2010	SRB GREENWAY OPPORTUNITY FUND, (QP), L.P.
	By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-managing Member

SRB GREENWAY OPPORTUNITY FUND, L.P.
	By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-managing Member

SRB MANAGEMENT, L.P.
	By:	BC Advisors, LLC, its general partner

	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-managing Member

BC ADVISORS, LLC
	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-managing Member

STEVEN R. BECKER
/s/ Steven R. Becker

MATTHEW A. DRAPKIN
/s/ Matthew A. Drapkin

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1
Joint Filing Agreement (incorporated herein by reference from Exhibit 1 to the Schedule 13D related to the Common Stock of the Issuer filed February 19, 2010 by the Reporting Persons with the Commission)

99.1	Stock Option Award Agreement
99.2	Notice of Grant of Stock Options and Option Agreement